

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 4, 2017

<u>Via E-mail</u>
Alton Perkins
Chief Executive Officer
ATI Modular Technology Corporation
4700 Homewood Court, Suite 100
Raleigh, North Carolina 27609

>   **Re: ATI Modular Technology Corp.**
>   **Amendment 4 to Information Statement on Schedule 14C**
>   **Filed November 22, 2017**
>   **File No. 000-55699**

Dear Mr. Perkins:

We have reviewed your filing and have the following comments.

1. We have reviewed your response to comment 2 from our letter dated October 10, 2017. Our comment requested that you provide the pro forma information required by Item 14(b)(10) of Schedule 14A which includes historical, pro forma, and equivalent pro forma per share data. We remind you that Instruction 1 indicates that this pro forma information (except for information with regard to book value) should be provided for all periods presented for common control transactions. Please include this information for the interim period ended September 30, 2017, the transition period ended December 31, 2016, and each of the two years ended June 30, 2016.

2. In regard to the pro forma information provided in this amendment, pursuant to Item 14(b)(11) of Schedule 14A, please address the following:

   - Please provide pro forma information for all periods presented pursuant to Rule 11-02(c)(2)(ii) of Regulation S-X. This would include the interim period ended September 30, 2017, the transition period ended December 31, 2016, and each of the two years ended June 30, 2016. We also note that this information should be presented as if this transaction occurred on the first day of the earliest period presented, which would be July 1, 2014;

   - Your pro forma balance sheet should only be presented for the latest balance sheet date presented. Refer to Rule 11-02(c)(i) of Regulation S-X. In this regard, please remove your pro forma balance sheet on page 11. Although this information is labeled September 30, 2017, this information appears to be as of December 31, 2016;

- It is not clear what period is being reflected on page 12 as the historical amounts for ATI Modular Technology Corp. for the nine months period ended September 30, 2017 do not agree to the amounts reported in your Form 10-Q for the same period. Please revise accordingly and ensure that amounts presented in the historical columns of your pro forma financial statements agree to the amounts presented in your Form 10-K/A and Form 10-Q;

- Please present pro forma earnings per share amounts. Please disclose in a note to the pro forma information your computation of the number of basic and diluted weighted average shares to use in determining your pro forma earnings per share amounts. Please also disclose any shares not included for anti-dilution reasons. Refer to Rule 11-02(b)(7) of Regulation S-X; and,

- Please clearly show how you are arriving at the adjustment amounts in note (B) to the pro forma financial information.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Jeanne Baker, Staff Accountant, at (202) 551-369 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Anthony Paesano, Esq.